

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 5, 2009

Amir Adnani
Chief Executive Officer
Uranium Energy Corp.
9801 Anderson Mill Road, Suite 230
Austin, TX 78750

>   **Re: Uranium Energy Corp.**
>   **Registration Statement on Form S-3**
>   **File No. 333-160565**
>   **Filed July 14, 2009**
>
>   **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
>   **Filed June 11, 2009**
>   **File No. 1-33706**

Dear Mr. Adnani:

We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 23

1.   Please revise your registration statement to incorporate by reference your current report on Form 8-K filed on July 27, 2009. If you file any other Exchange Act reports prior to the effectiveness of your registration statement, such other reports should also be incorporated by reference into your registration statement. See

Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available at: www.sec.gov.

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Controls and Procedures, page 36

Changes in Internal Controls, page 36

2.   We note your statement that "[m]anagement is in the process of or has remediated the deficiencies in [y]our disclosure controls and procedures…." Please revise your disclosure to discuss specifically which deficiencies have been remediated and which are still in the process of remediation.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tom Deutsch
        (604) 893-2679